June 9, 2005

Mail Stop 0409

Dan J. Harkey
President and Chief Executive Officer
Point Center Financial, Inc.
30900 Rancho Viejo Road, Suite 100
San Juan Capistrano, California  92675

Re:	Point Center Mortgage Fund I, LLC
	Amendment No. 3 to Registration Statement on Form S-11
      Filed May 20, 2005
      Registration No. 333-118871

Dear Mr. Harkey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1. Please also file on EDGAR the response letter provided with Amendment 1.

2. We are still considering your response to comment 2. We may have further comment.

3. We note your response to comment 4. However, we continue to believe that prior performance information is appropriate with respect to certain of you current investment products. Please provide the prior performance information required by Guide 5 with respect to the National Finance Lending program.

Summary, page 1

4. Please revise the discussion of Loan Investment Policies on page 1 to disclose, if true, that you will be investing in sub-prime loans that may be made to borrowers with impaired or limited credit histories.

5. Please revise the discussion of Loan Investment Policies on page 1 to disclose that you expect to invest only 10% of your portfolio in residential property loans and, if true, that there are no limitations on the percentage on any category of loans in which you may invest.

6. Please revise to quantify your reference to borrowers needing to have "sufficient" equity in the underlying real estate "and otherwise meet our lending criteria" to qualify for a balloon loan. In this connection, please clarify that there are no specific criteria used in evaluating the credit quality of borrowers for balloon loans.

Summary Risk Factors, page 4

7. Please revise to include the following summary risk factors and corresponding discussion under the risk factor section:

* Separate risk factor disclosure discussing the risks of each of the types of loans in which you intend to invest, including construction loans, unimproved land loans, commercial property loans, acquisition and development loans, and leasehold interest loans. In this connection, please revise the risk factor discussion to include separate headings for each type of loan discussed on pages 16-17.
* That you will be investing in sub-prime loans that may be made to borrowers with impaired or limited credit histories.
* That there are no specific criteria used in evaluating the credit quality of borrowers for mortgage loans requiring balloon payments, which will comprise 90% of your portfolio.
* that you may acquire loans that are in default, are non-performing loans or delinquent at the time of acquisition.
* that there are no limitations on the percentage on any category of loans in which you may invest.

8. Please revise to disclose whether the balloon loans in which you intend to invest are interest carry loans, meaning that you will provide the borrower with sufficient financing to enable it to make interest payments during the term of the loan. In this connection, please revise to disclose whether there is any limitation on the term of such loans. Finally, if you may invest in interest carry loans, please include a risk factor to discuss the risks of such loans.

9. We note your response to comment 11. However, we continue to believe that your suggestion that raising $30 million to $100 million would enable you to diversify your portfolio mitigates the risk discussed. In addition, it is not clear to us how a $30 million loan portfolio would ensure diversity on the basis of loan type, property type, geographic location and loan-to-value ratio.

Operating Agreement, page 10

10. We note your response to comment 10. However, the disclosure still suggests that investors should not rely on the summary description of the operating agreement. While it is appropriate to disclose that the summary may not contain a complete description of the operating agreement and to recommend that investors review the operating agreement in its entirety, it is not appropriate to suggest that investors should not rely on your disclosure.

Risk Factors, page 9

11. With respect to your risk factor discussing risks related to development loans, please revise to disclose that in connection with your development and construction loans your suggested loan-to-value ratio of 70% will be based on the "anticipated post-development value" of the property and therefore there a greater risks that if you foreclose on the collateral you may not be able to sell the collateral for the amount owed to you by the borrower.

Management, page 36

Prior Experience of our Manager, page 38

12. While it may be appropriate to briefly discuss your sponsor`s other investment products, please revise this section to limit the detailed prior performance discussion to the National Finance
Lending
Program.

Compensation and Expenses, page 43

13. Please expand your description of the profits participation.
Please include an example of how the profits participation is calculated.

Financial Statements

General

14. Please update the financial statements in accordance with Rule
3-
12 of Regulation S-X.

Point Center Financial, Inc.

Note 1 Summary of Significant Accounting Policies

Investments in trust deed notes receivable, page F-8

15. We have read and considered your response to comment 31.
Explain
to us the following:

    	The basis for your assertion that you can make the new assignment at face value.

	How the terms of the new assignment would affect your ability and intent to hold the trust deeds until maturity and hence account for them as held for investment and carry them at amortized cost.
In
this regard, please also advise us if you maintain effective control over the assets assigned.

Commission Income, page F-10; Loan Origination Costs, page F-11

16. We have read and consider your response to comment 33. We refer you to paragraph 32 of SFAS 91, which states that accounting for loan origination fees and costs should be consistent for all types of lending. As such, to the extent that commission income and loan origination costs relate to the loans retained by the Manager, they should be recognized over the life of the related loans as an adjustment of yield. Refer to paragraph 21 of SFAS 65 and paragraphs
5-7 and 18-20 of SFAS 91.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jorge Bonilla at (202) 551-3414 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. You may contact Michael McTiernan, Special Counsel, at
(202) 551-3852 or me at (202) 551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	Gregory W. Preston, Esq. (via facsimile)
      Corporate Law Solutions, P.C.



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Point Center Mortgage Fund I, LLC
Page 5